June 19, 2009

VIA EDGAR

Mr. John Reynolds, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Urban Outfitters, Inc.
Schedule 14A
Filed April 1, 2009
File No. 0-22754

Dear Mr. Reynolds:

We respectfully submit this letter in response to the comment of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) set forth in the Staff’s comment letter dated June 11, 2009 concerning our definitive proxy statement on Schedule 14A filed April 1, 2009 and our annual report on Form 10-K filed April 1, 2009. For your convenience, the text of the comment is reproduced below. References in this letter to “the Company,” “we,” “us,” “our” or “ours” refer to Urban Outfitters, Inc. and its consolidated subsidiaries.

Executive Compensation

1.	We note your response dated May 26, 2009 regarding the disclosure of certain performance targets in future filings, including in filings for the fiscal year ended January 31, 2010. We note, however, that your previous response dated September 23, 2008 stated that you would indicate the specific performance targets in future filings. We reissue our comment. Please amend Part III of your Form 10-K for the fiscal year ended January 31, 2009 to disclose the specific performance targets.

Response:

As requested by the Staff, we have filed an amendment to our annual report on Form 10-K/A. The Form 10-K/A amends and restates Part III, Item 11 of our annual report on Form 10-K filed on April 1, 2009 to disclose the dollar amount of the Sales Plan Target and Profit Plan Target bonus criteria for the named executive officers as specifically set forth in our response dated May 26, 2009. The revised text appears in the third sentence of the fourth paragraph under the caption “Executive Compensation – Compensation Discussion and Analysis – Determination of Amount of Element; Relation of Elements to Primary Compensation Objectives – Measuring Achievement; Payment of Bonuses.”

In connection with our response to the comment set forth above, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings involved; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Glen T. Senk
Glen T. Senk
Chief Executive Officer

cc:	Glen A. Bodzy, Esq.

Walter J. Mostek, Jr., Esq.